UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GenMark Diagnostics, Inc.

File No. 1-34753 – CF #33131

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GenMark Diagnostics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed November 8, 2012.

Based on representations by GenMark Diagnostics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31	through November 8, 2018
Exhibit 10.32	through November 8, 2018
Exhibit 10.33	through November 8, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary